Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268738

PROSPECTUS

1,548,502 Shares of Common Stock

This prospectus relates to the resale, from time to time, by the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders” (the “Selling Stockholders”) of up to 1,548,502 shares (the “Shares”) of NovaBay Pharmaceuticals, Inc.’s (“us”, “we”, “our”, “NovaBay”, or the “Company”) common stock, par value $0.01 per share (the “Common Stock”), issuable upon: (i) the conversion of shares of our Series C Non-Voting Convertible Preferred Stock (the “Series C Preferred Stock”) at a conversion price of $6.30 per share, (ii) the exercise of our short-term Series A-1 warrants to purchase Common Stock (“Short-Term Warrants”), with a per share exercise price equal to $6.30, and (iii) the exercise of our long-term Series A-2 warrants to purchase Common Stock, (“Long-Term Warrants” and, together with the Short-Term Warrants, the “2022 Warrants”), with a per share exercise price equal to $6.30. The Series C Preferred Stock and the 2022 Warrants were originally sold as units to accredited investors in a private placement offering that was consummated on November 18, 2022 (the “2022 Private Placement”), pursuant to a Securities Purchase Agreement, dated September 9, 2022, by and between the Company and each of the Selling Stockholders (the “2022 Securities Purchase Agreement”). We are registering the resale of the Shares by the Selling Stockholders pursuant to the terms and conditions of the Registration Rights Agreement, dated as of November 18, 2022 (the “2022 Registration Rights Agreement”), which we entered into with the Selling Stockholders in connection with the 2022 Private Placement.

Our registration of the Shares covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the Shares. The Selling Stockholders may sell all or a portion of the Additional Shares being offered pursuant to this prospectus at the prevailing market prices at the time of sale or at negotiated prices. For additional information, see the section entitled “Selling Stockholders”.

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. However, upon any cash exercise of the 2022 Warrants by the Selling Stockholders, we will receive cash proceeds per share equal to the exercise price of the 2022 Warrants. If the 2022 Warrants are exercised in a cashless exercise, we will not receive any proceeds from the exercise of the 2022 Warrants. The Selling Stockholders will each bear all commissions and discounts, if any, attributable to their respective sales of the Shares. We will bear the costs, expenses and fees in connection with the registration of the Shares.

Our Common Stock is listed on the NYSE American under the symbol “NBY.” The last reported sale price of our Common Stock on December 8, 2022 was $1.74 per share.

You should read this prospectus, any applicable prospectus supplement and any related free writing prospectus carefully before you invest. Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should carefully consider the risks that we have described under the caption “Risk Factors” on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 15, 2022.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. By using a shelf registration statement, the Selling Stockholders may sell up to 1,548,502 shares of Common Stock received upon conversion or exercise (as the case may be) of the Series C Preferred Stock and the 2022 Warrants, from time to time in one or more offerings as described in this prospectus. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. However, upon any cash exercise of the 2022 Warrants by the Selling Stockholders, we will receive cash proceeds per share equal to the exercise price of the 2022 Warrants. If the 2022 Warrants are exercised in a cashless exercise, we will not receive any proceeds from the exercise of the 2022 Warrants.

We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part, which may contain material information relating to this offering. The prospectus supplement or post-effective amendment may also add, update or change information contained in this prospectus with respect to the offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information that has been incorporated by reference, including reports we file with the SEC, that are not contained in this prospectus. Before purchasing any securities, you should carefully read this prospectus, any post-effective amendment, and any applicable prospectus supplement, together with the documents incorporated by reference and other additional information that we file with the SEC described in the “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” sections of this prospectus.

This prospectus includes important information about us and the securities being offered. You should rely only on this prospectus, any post-effective amendment, and any applicable prospectus supplement, and the information incorporated or deemed to be incorporated by reference in this prospectus. We have not, and the Selling Stockholders have not, authorized anyone to provide you with information that is in addition to, or different from, the information that is contained, or incorporated by reference, in this prospectus prepared by or on behalf of us or to which we have referred you. If anyone provides you with different or inconsistent information, you should not rely on it. We and the Selling Stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The documents entered into in connection with the 2022 Private Placement described herein and/or in our filings with the SEC (collectively, the “Transaction Documents”) contain representations and warranties of the parties to such agreements that may be subject to limitations, qualifications or exceptions agreed upon by the parties, and may be subject to a contractual standard of materiality that differs from the materiality standard that applies to reports and documents filed with the SEC. In particular, in your review of the representations and warranties contained in the Transaction Documents and described in the foregoing summary, it is important to bear in mind that the representations and warranties were negotiated in connection with separate transactions and with the principal purpose of allocating contractual risk between the parties in such transactions. The representations and warranties, other provisions of the Transaction Documents or any description of these provisions should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this prospectus, any post-effective amendment and any applicable prospectus supplement, as well as in the other reports, statements and filings that the Company publicly files with the SEC.

This prospectus contains market data and industry statistics and forecasts that are based on our internal estimates and independent industry publications and other sources that we believe to be reliable sources. In some cases, we do not expressly refer to the sources from which this data is derived. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our internal estimates are based upon information obtained from trade and business organizations and other contacts in the industry in which we operate, and our management’s understanding of industry conditions. While we believe our internal estimates are reliable, they has not been verified by an independent source. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus or otherwise incorporated by reference into this prospectus.

Unless otherwise specifically indicated, references to “prospectus” herein shall include any post-effective amendment, applicable prospectus supplement, and the information incorporation or deemed to be incorporated by reference in this prospectus. This prospectus contains summaries of certain provisions contained in some of the documents described herein or therein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find More Information.”

On November 15, 2022, we effected a 1-for-35 reverse stock split of our outstanding Common Stock as more fully described in the prospectus. Unless the context indicates or otherwise requires, all share numbers and share price data included in this prospectus have been adjusted to give effect to such reverse stock split.

This prospectus includes trademarks, service marks and trade names owned by us, our subsidiary DERMAdoctor, LLC, or other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus are the property of their respective owners.

Unless the context indicates otherwise in this prospectus, the terms “NovaBay,” the “Company,” “we,” “our” or “us” in this prospectus refer to NovaBay Pharmaceuticals, Inc.

PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, the selected information contained elsewhere in this prospectus or incorporated by reference in this prospectus. This summary does not contain all of the information that may be important to you or that you need to consider in making your investment decision. You should carefully read the entire prospectus, including any applicable prospectus supplement, especially the “Risk Factors” section beginning on page 8 of this prospectus and the risks under similar headings in other documents and filings that are incorporated by referenced into this prospectus, our financial statements, the exhibits to the registration statement of which this prospectus forms a part and other information incorporated by reference in this prospectus before deciding to invest in our Common Stock. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

About NovaBay

NovaBay is passionate about scientifically created and clinically proven eyecare and skincare products. Our company is focused on three major markets: Eyecare, Skincare, and Wound Care.

Eyecare:

Our leading product, Avenova® Antimicrobial Lid and Lash Solution (“Avenova Spray”), is proven in laboratory testing to have broad antimicrobial properties as it removes foreign material including microorganisms and debris from the skin around the eye, including the eyelid. Avenova Spray is formulated with our proprietary, stable and pure form of hypochlorous acid and is cleared by the U.S. Food and Drug Administration for sale in the United States. Avenova Spray is available direct to consumers through online distribution channels and is also often prescribed and dispensed by eyecare professionals for blepharitis and dry-eye disease. Other eyecare products offered under the Avenova eyecare brand include Novawipes by Avenova, Avenova Lubricant Eye Drops, Avenova Moist Heating Eye Compress, and the i-Chek eyelid and eyelash mirror.

Skincare:

On November 5, 2021, we significantly expanded our business by acquiring DERMAdoctor, LLC (“DERMAdoctor”) as our wholly-owned subsidiary. DERMAdoctor offers over 30 dermatologist-developed products targeting common skin concerns, ranging from aging and blemishes to dry skin, perspiration and keratosis pilaris. Our DERMAdoctor branded products are marketed and sold through the DERMAdoctor website, well-known traditional and digital beauty retailers, and a network of international distributors. We expect to grow commercial sales of DERMAdoctor branded products through an expansion of domestic and international market penetration, with a particular focus on online channels, and the development of new product offerings.

Wound Care:

We also manufacture and sell our proprietary form of hypochlorous acid for the wound care market. Consisting of higher concentrations of hypochlorous acid, NeutroPhase and PhaseOne are used for the cleansing and irrigation of intraoperative pocket lavage, before subcutaneous closure, stage I to IV pressure injuries, stasis ulcers, leg ulcers, diabetic foot ulcers, first-degree and second-degree burns, post-surgical wounds, grafted and donor sites, minor burns, superficial abrasions, wounds, and moistening absorbent wound dressings.

Although NeutroPhase and PhaseOne compete in a crowded wound cleanser market, we believe our NeutroPhase and PhaseOne solutions have distinct competitive advantages because they are made without the toxic chemicals found in other products. NeutroPhase and PhaseOne are gentle, non-irritating, and non-sensitizing to skin and new tissue. PhaseOne is distributed through commercial partners in the United States, and NeutroPhase is distributed in China by Pioneer Pharma (Hong Kong) Company Ltd.

The 2022 Private Placement and the Shares

In the 2022 Private Placement, we issued units consisting of an aggregate of: (i) 3,250 shares of Series C Preferred Stock, which are convertible into an aggregate of 516,750 shares of Common Stock (the “Conversion Shares”), (ii) Short Term Warrants, which are exercisable for 515,876 shares of Common Stock, and (iii) Long Term Warrants, which are exercisable for 515,876 shares of Common Stock, to the Selling Stockholders pursuant to the 2022 Securities Purchase Agreement for gross proceeds of $3.25 million. The closing of the 2022 Private Placement was subject to the Company satisfying the closing conditions set forth in the 2022 Securities Purchase Agreement, which included the Company (1) obtaining stockholder approval of and then effecting a reverse stock split of all Common Stock issued and outstanding or held in treasury at a ratio of not less than 1-for-10 and not more than 1-for-35 and (2) obtaining stockholder approval in accordance with the NYSE American LLC Company Guide (the “Company Guide”) Section 713(a) and (b) to permit the issuance of the shares of Common Stock underlying the Series C Preferred Stock and the 2022 Warrants (the “Company Guide Approval”). At a special meeting of Company stockholders held on November 10, 2022 (the “2022 Special Meeting”), the Company received the Company Guide Approval and stockholders approved an amendment (“Certificate of Amendment”) to the Company’s Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”) that approved a reverse stock split of our Common Stock. Our Board of Directors approved a reverse split ratio of 1-for-35 and then we filed the Certificate of Amendment with the Secretary of the State of Delaware providing for the reverse stock split of our Common Stock that became effective on November 15, 2022 (the “Reverse Stock Split”). After the Reverse Stock Split was effective and the other closing conditions set forth in the 2022 Securities Purchase Agreement were satisfied, the 2022 Private Placement closed on November 18, 2022 (the “Private Placement Closing Date”).

Each share of the Series C Preferred Stock that we issued in the 2022 Private Placement had a purchase price of $1,000 per share and is currently convertible at a conversion price of $6.30 into 159 shares of Common Stock, or an aggregate of 516,750 Conversion Shares upon conversion of all 3,250 shares of Series C Preferred Stock. The Series C Preferred Stock does not have any preemptive rights or a preference upon any liquidation, dissolution or winding-up of NovaBay. The Series C Preferred Stock does, however, have anti-dilution protection in the event that we sell or grant any Common Stock or certain other securities of our Company, subject to certain limited exceptions. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series C Preferred Stock, including the anti-dilution protections that may result in anti-dilution adjustments, are set forth in the Certificate of Designation of Preferences, Rights and Limitations of the Series C Non-Voting Preferred Stock filed with the Secretary of State of the State of Delaware (the “Series C Certificate of Designation”) on November 17, 2022. See the “Description of Capital Stock” in this prospectus for additional information regarding the Series C Preferred Stock and the Series C Certificate of Designation.

The 2022 Warrants issued in the 2022 Private Placement are currently exercisable into an aggregate of 1,031,752 shares of Common Stock at an exercise price of $6.30 per share, subject to adjustment. The Short-Term Warrants will expire on May 20, 2024 and the Long-Term Warrants will expire on November 20, 2028. See “Description of Capital Stock” in this prospectus for additional information regarding the 2022 Warrants.

In connection with the closing of the 2022 Private Placement, we entered into the Registration Rights Agreement, which provides for us to register the shares of Common Stock underlying the Series C Preferred Stock and the 2022 Warrants. Accordingly, we are registering the offer and sale of the Shares by the Selling Stockholders pursuant to the terms and conditions of the Registration Rights Agreement. For additional information regarding the Registration Rights Agreement, see “Description of Capital Stock” in this prospectus.

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. However, upon any cash exercise of the 2022 Warrants by the Selling Stockholders, we will receive cash proceeds per share equal to the exercise price of the 2022 Warrants. If the 2022 Warrants are exercised in a cashless exercise, we will not receive any proceeds from the exercise of the 2022 Warrants. We will bear the costs, expenses and fees in connection with the registration of the Shares. The Selling Stockholders will each bear all commissions and discounts, if any, attributable to their respective sales of the Shares. For additional information, see the section entitled “Plan of Distribution”.

Recent Developments

Financial Outlook—Going Concern

In our Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the SEC on November 14, 2022 (the “Third Quarter Form 10-Q”), we reported that based primarily on the funds available as of September 30, 2022, our existing cash and cash equivalents and cash flows generated from product sales will be sufficient to fund our existing operations and meet our planned operating expenses into at least the second quarter of 2023. We also reported that we expected that our 2022 expenses will continue to exceed our 2022 revenues, as the Company continues to invest in both its Avenova and DERMAdoctor commercialization efforts. Additionally, the Company expects to continue incurring operating losses and negative cash flows until revenues reach a level sufficient to support ongoing growth and operations. Accordingly, as reported in the Third Quarter Form 10-Q, the Company determined that its planned operations raised substantial doubt about its ability to continue as a going concern. In addition, we also noted that changing circumstances may cause us to expend cash significantly faster than currently anticipated or planned, and that we may need to spend more cash than expected because of circumstances beyond our control that impact the broader economy such as periods of inflation, supply chain issues, the continuation of the COVID-19 pandemic and international conflicts (e.g., the conflict between Russia and Ukraine).

We expect that the net proceeds from the 2022 Private Placement that we received on the Private Placement Closing Date and the net proceeds from the warrant reprice transaction that we completed on September 9, 2022 (the “2022 Warrant Reprice Transaction”) may only provide adequate working capital into at least the fourth quarter of 2023. As such, additional funding or substantial revenue growth will be needed in both the short- and long-term in order to pursue our business plan. These circumstances raise doubt about our ability to continue as a going concern, which depends on our ability to raise capital to fund our current operations. For additional information regarding our capital and liquidity situation, please read the Third Quarter Form 10-Q, as well as our other periodic reports and other filings that we make with the SEC after the date hereof, as provided in the section of this prospectus entitled “Where You Can Find More Information”.

NYSE Notice and Reverse Stock Split

On October 3, 2022, the Company received a notification from the NYSE American (the “Deficiency Letter”) stating that the Company is not in compliance with Section 1003(f)(v) of the NYSE American Company Guide (the “Company Guide”) because the Common Stock were determined by the NYSE American staff to have been selling for a low price per share for a substantial period of time. As set forth in the written notice, the Company’s continued listing was predicated on it effecting a reverse stock split of its Common Stock or otherwise demonstrating sustained price improvement within a reasonable period of time, which the NYSE American staff determined to be no later than April 3, 2023.

At the 2022 Special Meeting, our stockholders approved a Certificate of Amendment to effect the Reverse Stock Split, subject to the reverse split ratio being established by our Board of Directors.  On November 14, 2022, we announced that our Board of Directors established the reverse stock split ratio of 1-for-35 and filed the Certificate of Amendment with the Secretary of the State of the State of Delaware to effect the Reverse Stock Split, which became effective on November 15, 2022. On November 16, 2022, the Common Stock began trading on a split-adjusted. Following the Reverse Stock Split becoming effective and the current increase to the per share market price of the Common Stock, on December 8, 2022, the Company received a letter from the NYSE American (the “Cure Letter”) stating that the Company is back in compliance with NYSE American LLC continued listing standards set forth in Part 10 of the Company Guide and that the Company has resolved the continued listing deficiency with respect to its low selling price as described in Section 1003(f)(v) of the Company Guide referenced in the October 3, 2022 letter.

Additional Information

For additional information related to and a more complete description of our business and operations, financial condition, results of operations and other important information about our Company, please refer to the reports and other filings incorporated by reference in this prospectus, including our most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as described in this prospectus under the caption “Incorporation of Certain Documents by Reference”.

Company Information

NovaBay was incorporated under the laws of the State of California on January 19, 2000, as NovaCal Pharmaceuticals, Inc. It had no operations until July 1, 2002, on which date it acquired all of the operating assets of NovaCal Pharmaceuticals, LLC, a California limited liability company. In February 2007, it changed its name from NovaCal Pharmaceuticals, Inc. to NovaBay Pharmaceuticals, Inc. In June 2010, the Company changed the state in which it was incorporated and is now incorporated under the laws of the State of Delaware.

Our corporate address is 2000 Powell Street, Suite 1150, Emeryville, California 94608, and our telephone number is (510) 899-8800. Our website address is www.novabay.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of this prospectus. Our website address is included in this document as an inactive textual reference only.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should consider carefully the risk factors described below, and all other information and documents contained in or incorporated by reference in this prospectus (as supplemented and amended), including the risks described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Reports on Form 10-Q and other filings with the SEC, including those incorporated by reference herein, before deciding whether to buy our Common Stock. The risks described in this prospectus or incorporated by reference into this prospectus are not the only ones we face, but those that we consider to be material. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations and could result in a complete loss of your investment. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of the following risks actually occur, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the market price of our Common Stock to decline, and you could lose all or part of your investment. Please also read carefully the section below entitled “Special Note Regarding Forward-Looking Statements.”

There is uncertainty about our ability to continue as a going concern.

We have sustained operating losses for the majority of our corporate history and expect that our 2022 expenses will exceed our 2022 revenues, as we continue to invest in our Avenova and DERMAdoctor commercialization efforts. Our operating cash flow is not sufficient to support our ongoing operations, and we expect to continue incurring operating losses and negative cash flows until revenues reach a level sufficient to support ongoing growth and operations. We expect that the net proceeds from the 2022 Private Placement and the 2022 Warrant Reprice Transaction may only provide adequate working capital into at least the fourth quarter of 2023. As such, additional funding or substantial revenue growth will be needed in both the short- and long-term in order to pursue our business plan. These circumstances raise doubt about our ability to continue as a going concern, which depends on our ability to raise capital to fund our current operations.

If we are unable to comply with the continued listing requirements of the NYSE American, then our Common Stock would be delisted from the NYSE American, which would limit investors’ ability to effect transactions in our Common Stock and subject us to additional trading restrictions.

Our Common Stock is currently listed on the NYSE American. In order to maintain our listing, we must maintain certain share prices, financial and share distribution targets, including maintaining a minimum amount of stockholders’ equity and a minimum number of public stockholders. In addition to these objective standards, NYSE American may delist the securities of any issuer for other reasons involving the judgment of NYSE American. For example, the Company Guide provides that the NYSE American may suspend or remove from listing any common stock selling for a substantial period of time at a low price per share, if the issuer shall fail to effect a reverse split of such shares within a reasonable time after being notified that NYSE American deems such action to be appropriate under all the circumstances.

On October 3, 2022, we received the Deficiency Letter from the NYSE American stating that we are not in compliance with certain NYSE American continued listing standards. Specifically, the Deficiency Letter indicated that the Company is not in compliance with Section 1003(f)(v) of the Company Guide because the NYSE American staff determined that our Common Stock has been selling for a low price per share for a substantial period of time. Pursuant to Section 1003(f)(v) of the Company Guide and as provided in the Deficiency Letter, the Company’s continued listing is predicated on it effecting the Reverse Stock Split of its common stock or otherwise demonstrating sustained price improvement within a reasonable period of time, which the NYSE American staff determined to be no later than April 3, 2023. The Deficiency Letter further stated that as a result of the foregoing, the Company has become subject to the procedures and requirements of Section 1009 of the Company Guide, which could, among other things, result in the initiation of delisting proceedings, unless we cure the deficiency in a timely manner.

On November 14, 2022, the Company filed the Certificate of Amendment with the Secretary of the State of the State of Delaware that provided for the Reverse Stock Split, which became effective on November 15, 2022. On December 8, 2022, the Company received the Cure Letter stating that the Company is back in compliance with the continued listing standards of NYSE American LLC set forth in Part 10 of the Company Guide and that the Company has resolved the continued listing deficiency with respect to low selling price as described in Section 1003(f)(v) of the Company Guide referenced in the October 3, 2022 letter. However, we cannot assure you that the Company will be able to maintain compliance with the NYSE American continued listing rules and/or  continue its listing on the NYSE American in the future.

If the NYSE American delists our Common Stock from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect the Common Stock would qualify to be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	substantially impair our ability to raise additional funds;

●	result in a loss of institutional investor interest and a decreased ability to issue additional securities or obtain additional financing in the future;

●

a determination that our Common Stock is a “penny stock,” which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●

potential breaches of representations or covenants of our agreements pursuant to which we made representations or covenants relating to our compliance with applicable listing requirements, which, regardless of merit, could result in costly litigation, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and results of operations.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Common Stock is listed on the NYSE American, our Common Stock qualifies as a covered securities under such statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If we were no longer listed on the NYSE American, our Common Stock would not be a covered security and we would be subject to regulation in each state in which we offer our securities.

As a result of the conversion of the Series B Preferred Stock, the conversion of the Series C Preferred Stock, the exercise of the 2022 Warrants, the exercise of the New Reprice Warrants and the exercise of our other Common Stock purchase warrants previously issued, our stockholders will experience significant dilution.

We have a significant number of Company securities that are or will be convertible and/or exercisable into shares of our Common Stock. These Company securities include 3,250 shares of Series C Preferred Stock that are convertible into 516,750 Conversion Shares (subject to potential increase or other adjustment in the number of shares due to applicable anti-dilution adjustments), the 2022 Warrants that are exercisable into 1,031,752 shares of Common Stock, the 11,620 shares of Series B Non-Voting Convertible Preferred Stock (“Series B Preferred Stock”) that are convertible into 1,847,580 shares of Common Stock (subject to potential increase or other adjustment in the number of shares due to applicable anti-dilution adjustments), the new Common Stock purchase warrants issued in the 2022 Warrant Reprice Transaction (the “New Reprice Warrants”) that will become exercisable for an aggregate of 327,860 shares of Common Stock beginning on or after March 9, 2023, and all of our other outstanding Common Stock purchase warrants that are exercisable for an aggregate of 945,907 shares of Common Stock (collectively, the “Other Warrants”). As December 7, 2022, we had 1,876,444 shares of Common Stock issued and outstanding. Accordingly, upon the conversion or exercise (as applicable) of some or all of the Series B Preferred Stock, the Series C Preferred Stock, the 2022 Warrants, the New Reprice Warrants, the Other Warrants, as well as the  exercise of stock options and other equity based awards that have been or will be issued and/or granted by the Company, the percentage ownership and voting power held by our existing stockholders will be significantly reduced and our stockholders will experience significant dilution.

In addition, as a result of the Reverse Stock Split having been approved by stockholders and becoming effective with the filing of the Certificate of Amendment with the Secretary of the State of the State of Delaware, there are a number of additional authorized shares of Common Stock that we may issue in the future, which our Board of Directors will have discretion to issue, including, without limitation, in connection with future capital raise transactions and financings, except to the extent such financings are limited for a period of 90 days after November 15, 2022 pursuant to the 2022 Securities Purchase Agreement. Stockholders will not have a right to approve any such issuances or transactions, unless required by our governing documents or applicable law, and any such issuance of our Common Stock in the future may be dilutive to stockholders.

If we offer Common Stock or other securities in the future and the price that we sell those securities for is less than the current conversion price of our Series B Preferred Stock or the Series C Preferred Stock, then we will be required to issue additional shares of Common Stock to the holders of the Series B Preferred Stock and the Series C Preferred Stock, as the case may be, upon conversion, which will be dilutive to all of our other stockholders.

The Certificate of Designation of Preferences, Rights and Limitations of the Series B Preferred Stock (the “Series B Certificate of Designation”) and the Series C Certificate of Designation both contain, anti-dilution provisions that require the lowering of the conversion price, as then in effect, to the purchase price of equity or equity-linked securities issued by us in subsequent offerings, if lower than the current conversion price. A reduction in the conversion price of either series of preferred stock will result in a greater number of shares of Common Stock being issuable upon conversion of such preferred stock for no additional consideration, causing greater dilution to our stockholders. For example, the consummation of the 2022 Warrant Reprice Transactions triggered the anti-dilution protection in the Series B Certificate of Designation, and as a result there are an additional 1,847,580 shares of Common Stock that are issuable upon conversion of the 11,620 shares of Series B Preferred Stock outstanding as of the date of this prospectus. Furthermore, as there is no floor on the conversion price for the Series B Preferred Stock or the Series C Preferred Stock, and, therefore, we cannot determine the total number of shares issuable upon conversion that may occur in the future. In addition, it is possible that we may not have a sufficient number of authorized and available shares of Common Stock in the future to satisfy the conversion of the Series B Preferred Stock and/or Series C Preferred Stock, as the case may be, if we enter into a future transaction that reduces the applicable conversion price of such securities.

Offers or availability for sale of a substantial number of shares of our Common Stock, including as a result of the conversion of the Series B Preferred Stock, the conversion of the Series C Preferred Stock, and/or the exercise of the 2022 Warrants, the New Reprice Warrants and the Other Warrants, may cause the price of our publicly traded securities to decline and make it more difficult for us to raise capital in the future.

Sales of a significant number of shares of our Common Stock in the public market could depress the market price of our Common Stock and make it more difficult for us to raise funds through future offerings of Common Stock. For example, sales of shares of Common Stock that are issuable upon conversion of the Series B Preferred Stock and the Series C Preferred Stock and/or the exercise of the 2022 Warrants, the New Reprice Warrants and the Other Warrants may cause the price of our publicly traded securities to decline. The shares of Common Stock underlying our shares of Series B Preferred Stock and Series C Preferred Stock outstanding as of the date of this prospectus, the 2022 Warrants, the New Reprice Warrants and the Other Warrants represent, in the aggregate, approximately 249% of the total number of shares of Common Stock outstanding as of December 7, 2022. Upon conversion or exercise, as the case may be, of those securities, the shares of Common Stock we issue upon such conversion or exercise could be sold into the public market, and such sales could be significant and have an adverse impact on the price of our Common Stock. Additionally, such conversion or exercise could make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future at a time and/or at a price that we deem reasonable or appropriate, or at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the SEC that are incorporated by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), including, but not limited to, statements that are based upon management’s current expectations, assumptions, estimates, projections and beliefs, including statements about the commercial progress and future financial performance of the Company. These statements relate to future events or to our future operating or financial performance and involve risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

The use of words such as, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” and similar words or expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding our ability to regain compliance with the continued listing standards of the NYSE American, the financial and business impact and effect of our recent financing transactions, and any future revenue that may result from selling the Company’s products, as well as the Company’s expected future financial results and ability to continue as a going concern. These statements involve risks, uncertainties and other factors that may cause actual results or achievements to be materially different and adverse from those expressed in or implied by these forward-looking statements.

We discuss in greater detail many of these risks under the heading “Risk Factors” contained in this prospectus or otherwise described in our filings with the SEC, including our Annual Report on Form 10-K, in our subsequently filed Quarterly Reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC, which are incorporated by reference into this prospectus in their entirety. Also, these forward-looking statements represent our estimates and assumptions only as of the date of the document containing the applicable statement. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. You should read this prospectus together with the documents we have filed with the SEC that are incorporated by reference completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in the foregoing documents by these cautionary statements.

USE OF PROCEEDS

The Shares covered by this prospectus are issuable upon conversion of our currently outstanding Series C Preferred Stock (as of the date of this prospectus) and upon the exercise of our 2022 Warrants into an aggregate of 1,548,502 shares of Common Stock as described in “Prospectus Summary — The 2022 Private Placement and the Shares”. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. However, upon any cash exercise of the 2022 Warrants by the Selling Stockholders, we will receive cash proceeds per share equal to the exercise price of the 2022 Warrants. If the 2022 Warrants are exercised in a cashless exercise, we will not receive any proceeds from the exercise of the 2022 Warrants. We will bear the costs, expenses and fees in connection with the registration of the Shares. The Selling Stockholders will each bear all commissions and discounts, if any, attributable to their respective sales of the Shares.

MARKET FOR OUR COMMON STOCK

Market Information

Our Common Stock is listed on the NYSE American, under the symbol “NBY.”

Holders

As of December 7, 2022, we had 1,876,444 shares of Common Stock outstanding and there were approximately 119 holders of record of our Common Stock. This figure does not reflect persons or entities that hold their stock in nominee or “street” name through various brokerage firms. We have 11,620 shares of Series B Preferred Stock that have been issued in the private placement offering that was consummated on November 2, 2021 (the “2021 Private Placement”), 3,250 shares of Series C Preferred Stock that have been issued in the 2022 Private Placement, and no other preferred stock outstanding as of the date of this prospectus.

DIVIDEND POLICY

We have not paid cash dividends on our Common Stock since our inception. We currently expect to retain earnings primarily for use in the operation and expansion of our business; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors the Board of Directors deems relevant.

PRINCIPAL STOCKHOLDERS

The following table indicates information as of December 7, 2022 regarding the beneficial ownership of our Common Stock by:

●	each person who is known by us to beneficially own more than five percent (5%) of our securities;

●	our current executive officers;

●	each of our directors; and

●	all of our directors and executive officers as a group.

The percentage of shares beneficially owned is based on 1,876,444 shares of Common Stock outstanding as of December 7, 2022. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them and no shares are pledged.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percent of Class
Beneficial Owners Holding More Than 5%

Pioneer Pharma (Hong Kong) Company Ltd. (“Pioneer Hong Kong”) (2)	148,241	7.9%
682 Castle Peak Road
Lai Chi Kok, Kowloon, Hong Kong

Hudson Bay Master Fund Ltd. (3)	142,037	7.1%
c/o Hudson Bay Capital Management LP
28 Havemeyer Place, 2nd Floor
Greenwich, CT 06830

Jian Ping Fu (“Mr. Fu”) (4)	114,286	6.1%
11 Williams Road
Mt. Eliza, Melbourne VIC 3930, Australia

Executive Officers and Directors
Justin M. Hall, Esq. (5)	16,603	*
Andrew Jones (6)	9,938	*
Audrey Kunin, M.D. (7)	2,143	*
Jeff Kunin, M.D. (8)	2,143	*
Paul E. Freiman, Ph.D. (9)	4,323	*
Julie Garlikov	-	*
Swan Sit (10)	1,430	*
Mijia (Bob) Wu, M.B.A. (11)	2,438	*
Yenyou (Jeff) Zheng, Ph.D. (12)	1,430	*
Yongxiang (Sean) Zheng	-	*
All directors and executive officers as a group (10 persons)	38,305	2.0%

*	Less than one percent (1%).

(1)	The address for each director and officer of NovaBay listed is c/o NovaBay Pharmaceuticals, Inc., 2000 Powell Street, Suite 1150, Emeryville, CA 94608. Number of shares beneficially owned and percent of class is calculated in accordance with SEC rules. A beneficial owner is deemed to beneficially own shares the beneficial owner has the right to acquire within 60 days of December 7, 2022. For purposes of calculating the percent of class held by a single beneficial owner, the shares that such beneficial owner has the right to acquire within 60 days of December 7, 2022 are also deemed to be outstanding; however, such shares are not deemed to be outstanding for purposes of calculating the percentage ownership of any other beneficial owner.

(2)

Based upon information contained in the Schedule 13D/A filed by Pioneer Hong Kong and China Pioneer Pharma Holdings Limited, the parent company of Pioneer Hong Kong, with the SEC on January 13, 2017, Pioneer Hong Kong beneficially owned 148,241 shares of Common Stock (as adjusted for the Reverse Stock Split) as of December 9, 2016, with shared voting and dispositive power of all shares and sole voting and dispositive power of no shares.

(3)

Based upon information contained in the Schedule 13G filed by Hudson Bay Capital Management LP and Sander Gerber with the SEC on February 4, 2022, Hudson Bay Capital Management LP beneficially owned 142,037 shares of Common Stock (including 137,267 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of the Series B Preferred Stock) as of December 31, 2021 (as adjusted for the Reverse Stock Split), with shared voting and dispositive power of all shares and sole voting and dispositive power of no shares.

(4)

Based upon information contained in the Schedule 13D/A filed by Mr. Fu with the SEC on August 24, 2020, Mr. Fu beneficially owned 114,286 shares of Common Stock (as adjusted for the Reverse Stock Split) as of August 1, 2020, with sole voting power over 114,286 shares, shared voting power over no shares, sole dispositive power over 114,286 shares and shared dispositive power over no shares.

(5)	Consists of (i) 2,377 shares of Common Stock held directly by Mr. Hall and (ii) 14,226 shares issuable upon the exercise of outstanding options which are exercisable as of December 7, 2022 or within 60 days after such date. Does not include 14,286 performance restricted stock units granted to Mr. Hall on May 4, 2021 that will vest based on the achievement of three performance goals at the end of a three-year performance period ending December 31, 2023.

(6)	Consists of (i) 3,642 shares of Common Stock held directly by Mr. Jones and (ii) 6,296 shares issuable upon exercise of outstanding options which are exercisable as of December 7, 2022 or within 60 days after such date. Does not include 7,143 performance restricted stock units granted to Mr. Jones on May 4, 2021 that will vest based on the achievement of three performance goals at the end of a three-year performance period ending December 31, 2023.

(7)	Consists of 2,143 shares issuable upon exercise of outstanding options which are exercisable as of December 7, 2022 or within 60 days after such date. Does not include 8,572 performance restricted stock units granted to Dr. Audrey Kunin on November 8, 2021 that will vest based on the achievement of three performance goals at the end of a three year performance period ending December 31, 2023.

(8)	Consists of 2,143 shares issuable upon exercise of outstanding options which are held by Mr. Kunin’s spouse, Dr. Audrey Kunin, and exercisable as of December 7, 2022 or within 60 days after such date.

(9)

Consists of (i) 924 shares held by the Paul Freiman and Anna Mazzuchi Freiman Trust, of which Dr. Freiman and his spouse are trustees (with sole voting power over 18 shares, shared voting power over 31 shares, sole investment power over no shares and shared investment power over 49 shares) and (ii) 3,399 shares issuable upon exercise of outstanding options which are exercisable as of December 7, 2022 or within 60 days after such date.

(10)

Consists of (i) 858 shares of Common Stock held directly by Ms. Sit and (ii) 572 shares issuable upon exercise of outstanding options which are exercisable as of December 7, 2022 or within 60 days after such date.

(11)

Consists of (i) 858 shares of Common Stock held directly by Mr. Wu and (ii) 1,580 shares issuable upon exercise of outstanding options which are exercisable as of December 7, 2022 or within 60 days after such date. As Non-Executive Director of China Pioneer, the parent company of Pioneer Hong Kong, Mr. Wu disclaims beneficial ownership of the shares of the Common Stock held by China Pioneer Pharma and Pioneer Hong Kong.

(12)

Consists of (i) 858 shares of Common Stock held directly by Dr. Jeff Zheng and (ii) 572 shares issuable upon exercise of outstanding options which are exercisable as of December 7, 2022 or within 60 days after such date.

DESCRIPTION OF CAPITAL STOCK

Overview

Our authorized capital stock currently consists of 150,000,000 shares of Common Stock with a $0.01 par value per share, and 5,000,000 shares of preferred stock with a $0.01 par value per share. A description of material terms and provisions of the Certificate of Incorporation and our Bylaws, as amended and restated (“Bylaws”), affecting the rights of holders of the Company’s capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws, which are available in our filings with the SEC. As of December 7, 2022, there were (i) 1,876,444 shares of Common Stock outstanding; (ii) of the 15,000 shares of the Series B Preferred Stock initially issued in the 2021 Private Placement, there are 11,620 shares of Series B Preferred Stock that have not been converted and are outstanding; and (iii) of the 3,250 shares of the Series C Preferred Stock initially issued in the 2022 Private Placement, all remain outstanding.

On November 15, 2022, we effected the Reverse Stock Split. The Reverse Stock Split resulted in combining every thirty-five (35) shares of Common Stock outstanding or held in treasury into one (1) share of Common Stock. The Reverse Stock Split did not reduce the number of authorized shares of Common Stock or authorized shares of preferred stock or change the par values of our Common Stock or preferred stock, both of which remain at $0.01 per share. The Company did not issue fractional shares of Common Stock and instead issued an additional whole share of Common Stock to all holders that would otherwise have received a fractional share. Except for adjustments resulting from the treatment of fractional shares, each stockholder continued to hold the same percentage of our outstanding Common Stock immediately following the Reverse Stock Split becoming effective as such stockholder held immediately prior to the Reverse Stock Split. The Series B Preferred Stock and the Common Stock purchase warrants, stock options, restricted stock awards and other securities entitling their holders to purchase or otherwise receive shares of Common Stock were adjusted as a result of the Reverse Stock Split as required by the terms of each security.

Common Stock

Dividend rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of funds legally available if the Board of Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Board of Directors may determine.

Voting rights. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Our Certificate of Incorporation does not provide for the right of stockholders to cumulate votes for the election of directors. Our Certificate of Incorporation establishes a classified Board of Directors, divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights. Our Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that NovaBay may designate and issue in the future.

Right to receive liquidation distributions. Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to holders of our Common Stock are distributable ratably among the holders of our Common Stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential or pari passu rights and payment of liquidation preferences, if any, on any outstanding shares of our preferred stock, including the Series B Preferred Stock and the Series C Preferred Stock.

The rights of the holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of the Series B Preferred Stock and the Series C Preferred Stock, as described below, and any other preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of the Certificate of Incorporation, the Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock in one or more series without stockholder approval. Other than the Series B Preferred Stock and the Series C Preferred Stock, we do not currently have any shares of preferred stock issued and outstanding.

Our Certificate of Incorporation authorized the Board of Directors, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. The Board of Directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of preferred stock, while providing flexibility in connection with financings, possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, discouraging or preventing a change in control of the Company, may adversely affect the market price of our Common Stock and the voting and other rights of the holders of Common Stock, and may reduce the likelihood that stockholders will receive dividend payments and payments upon liquidation.

Series B Non-Voting Convertible Preferred Stock

On November 2, 2021, we issued 15,000 shares of the Series B Preferred Stock, all of which were convertible into shares of Common Stock at the election of the holders of the Series B Preferred Stock, subject to the beneficial ownership limitation described below. Of the 15,000 shares of Series B Preferred Stock originally issued and sold in the 2021 Private Placement, 11,620 shares of Series B Preferred Stock have not been converted and remain outstanding. In accordance with the Series B Certificate of Designation, the stated value of each share of the Series B Preferred Stock is $1,000 with a current per share conversion price of $6.30 (as adjusted for the Reverse Stock Split) into 159 shares of Common Stock, or an aggregate of 1,847,580 shares of Common Stock upon conversion of all outstanding Series B Preferred Stock. The following is a summary of the terms of the Series B Preferred Stock, which is qualified in its entirety by the Series B Certificate of Designation that was filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on November 1, 2021, and which is incorporated into this prospectus by reference.

Rank

The Series B Preferred Stock ranks as to dividends or distributions of assets upon our liquidation, dissolution or winding up, whether voluntarily or involuntarily, as follows:

●	on par with our Common Stock and our Series C Preferred Stock;

●	senior to any class or series of our capital stock hereafter created specifically ranking by its terms junior to the Series B Preferred Stock; and

●	junior to any class or series of our capital stock hereafter created specifically ranking by its terms senior to the Series B Preferred Stock.

Conversion Limitation

The Series B Preferred Stock is subject to a limitation upon conversion of the Series B Preferred Stock to the extent that, after giving effect to such conversion, the holder of such Series B Preferred Stock (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own Common Stock in excess of the Beneficial Ownership Limitation (or 4.99% or 9.99% of the outstanding Common Stock) as set forth in the Series B Certificate of Designation. Any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% of the total number of shares of Common Stock then issued and outstanding provided that such increase in percentage shall not be effective until sixty-one days after notice to us.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, holders of Series B Preferred Stock are entitled to receive the same amount as a holder of Common Stock.

Voting Rights

Shares of Series B Preferred Stock generally have no voting rights, except as required by law and except that the consent of the majority of holders of the outstanding Series B Preferred Stock is required to: (i) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend the Series B Certificate of Designation, (ii) amend our Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of the holders of Preferred Stock, (iii) increase the number of authorized shares of Preferred Stock, and (iv) enter into any agreement with respect to any of the foregoing.

Dividends

Holders of Series B Preferred Stock are entitled to receive, and we are required to pay, dividends on shares of the Series B Preferred Stock equal (on an as if converted to Common Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock. The Series B Preferred Stock is not entitled to any other dividends.

Redemption

We are not obligated to redeem or repurchase any shares of Series B Preferred Stock. Shares of Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

Listing

There is no established public trading market for the Series B Preferred Stock, and the Series B Preferred Stock has not been listed on any national securities exchange or trading system.

Dilution Protection

In the event we, at any time after the first date of issue of the Series B Preferred Stock and while at least one share of Series B Preferred Stock is outstanding: (i) pays a dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by us upon conversion of the Series B Preferred Stock or any debt securities), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iv) issues by reclassification of shares of Common Stock any shares of our capital stock, then, in each case, the conversion price of the Series B Preferred Stock shall be adjusted as provided in the Series B Certificate of Designation. Any adjustment made pursuant to the Series B Certificate of Designation shall become effective immediately after the effective date of the applicable event described in subsections (i) through (iv) above. As a result of the Reverse Stock Split becoming effective at a reverse split ratio of 1-for-35 on November 15, 2022, the $0.18 conversion price of the Series B Preferred Stock immediately prior to the Reverses Stock Split automatically adjusted to a conversion price of $6.30. In addition, in the event that we or any of our subsidiaries, as applicable, at any time while the Series B Preferred Stock is outstanding sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock or any of our securities or any of our subsidiaries which would entitle the holder thereof to acquire at any time Common Stock at an effective price per share that is lower than the then conversion price of the Series B Preferred Stock, then the conversion price of the Series B Preferred Stock will be reduced to such lower price; this protection afforded the holder of the Series B Preferred Stock is referred to as a “full-ratchet” anti-dilution protection. This full-ratchet anti-dilution protection is subject to termination as provided in the Series B Certificate of Designation upon the earlier of: (x) our Common Stock achieving an average trading price during any 10 days during a 30-consecutive trading day period that exceeds $35.00 (such dollar amount having been adjusted to reflect the Reverse Stock Split, and which is subject to further adjustment for future stock splits, recapitalizations, stock dividends and other similar adjustments) and the trading volume during such period exceeds $500,000 per trading day; provided that the Initial Registration Statement and the registration statement registering the resale of the Common Stock underlying the warrants issued in the 2021 Private Placement both remain effective during this measurement period; or (y) 75% of the Series B Preferred Stock issued having been converted. The holders of Series B Preferred Stock do not have any preemptive rights as a result of their ownership of Series B Preferred Stock.

Fundamental Transactions

If, at any time that shares of Series B Preferred Stock were outstanding, we effected a merger, a sale of substantially all assets or engage in another type of change of control transaction, as described in the Series B Certificate of Designation and referred to as a “Fundamental Transaction”, then a holder of Series B Preferred Stock would have the right to receive, upon any subsequent conversion of a share of Series B Preferred Stock (in lieu of shares of Common Stock) for each issuable conversion share, the same kind and amount of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such fundamental transaction if such holder had been, immediately prior to such fundamental transaction, the holder of Common Stock. In connection with a Fundamental Transaction, the holders of Series B Preferred Stock may instead receive in exchange for their shares of Series B Preferred Stock a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Series B Preferred Stock, which is convertible for a corresponding number of shares of capital stock of such successor entity equivalent to the shares of Common Stock upon conversion of the Series B Preferred Stock and with a conversion price consistent with the conversion price of the Series B Preferred Stock then currently in effect. If we are not the surviving entity in any such fundamental transaction, then it shall cause any successor entity to assume in writing all of the obligations of the Company under the Series B Certificate of Designation, the Securities Purchase Agreement, dated October 29, 2021 and the 2021 Registration Rights Agreement (as defined below) in accordance with the provisions of the Series B Certificate of Designation.

2021 Registration Rights Agreement

In connection with the 2021 Private Placement, we entered into a Registration Rights Agreement, dated October 29, 2022 (the “2021 Registration Rights Agreement”), with investors (the “2021 Purchasers”) that provided for the resale of the shares of Common Stock underlying the Series B Preferred Stock and the shares of Common Stock underlying the Common Stock purchase warrants issued in the 2021 Private Placement (the “2021 Original Warrants”), which as a result of the 2022 Warrant Reprice Transaction were amended and are referred to as the “2021 Amended Warrants.” Pursuant to the terms of the 2021 Registration Rights Agreement, we initially registered, on behalf of the 2021 Purchasers, the shares of Common Stock underlying the Series B Preferred Stock for resale on an initial registration statement on Form S-1and also registered for resale on a separate registration statement on Form S-1 the shares of Common stock underlying the 2021 Original Warrants. Pursuant to the 2021 Registration Rights Agreement, we filed a third registration statement on Form S-1, on behalf of the 2021 Purchasers, that registered for resale the additional shares of Common Stock that became issuable upon conversion of the Series B Preferred Stock as a result of an anti-dilution adjustment to the conversion price that occurred as a result of the completion of the 2022 Warrant Reprice Transaction that reduced exercise prices on certain of our Common Stock purchase warrants, including the 2021 Amended Warrants and provided for the issuance of the New Reprice Warrants. The 2021 Registration Rights Agreement provides for payment of liquidated damages to the 2021 Purchasers that are a party to the agreement in the event we are not able to perform our obligations with respect to registering the Common Stock. In addition, pursuant to the 2021 Registration Rights Agreement, we also agreed, among other things, to indemnify the 2021 Purchasers, their officers, directors, members, employees and agents, successors and assigns under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the 2021 Purchaser(s), and any underwriting discounts and selling commissions) incident to our obligations under the 2021 Registration Rights Agreement. For additional information regarding the 2021 Registration Rights Agreement, see a copy of the 2021 Registration Rights Agreement, which was filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on November 1, 2021 and which is incorporated into this prospectus by reference.

Series C Non-Voting Convertible Preferred Stock

On November 18, 2022, we closed the 2022 Private Placement and issued 3,250 shares of the Series C Preferred Stock pursuant to the terms of the 2022 Securities Purchase Agreement. At the time of issuance, all of the Series C Preferred Stock were convertible into shares of Common Stock at the election of the holders of the Series C Preferred Stock, subject to the beneficial ownership limitation described below. Of the 3,250 shares of Series C Preferred Stock originally issued and sold in the 2022 Private Placement, all of these shares remain outstanding as of the date of this prospectus. In accordance with the Series C Certificate of Designation, the stated value of each share of the Series C Preferred Stock is $1,000 with a current per share conversion price of $6.30 (as adjusted for the Reverse Stock Split) into 159 shares of Common Stock, or an aggregate of 516,750 shares of Common Stock upon conversion of all outstanding Series C Preferred Stock. The following is a summary of the terms of the Series C Preferred Stock, which is qualified in its entirety by the Series C Certificate of Designation, which was filed as Exhibit 3.2 to our Current Report on Form 8-K filed with the SEC on November 18, 2022 and which is incorporated into this prospectus by reference.

Rank

The Series C Preferred Stock ranks as to dividends or distributions of assets upon our liquidation, dissolution or winding up, whether voluntarily or involuntarily, as follows:

●	on par with our Common Stock and our Series B Preferred Stock;

●	senior to any class or series of our capital stock hereafter created specifically ranking by its terms junior to the Series C Preferred Stock; and

●	junior to any class or series of our capital stock hereafter created specifically ranking by its terms senior to the Series C Preferred Stock.

Conversion Limitation

The Series C Preferred Stock is subject to a limitation upon conversion of the Series C Preferred Stock to the extent that, after giving effect to such conversion, the holder of such Series C Preferred Stock (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own Common Stock in excess of the Beneficial Ownership Limitation (or 4.99% or 9.99% of the outstanding Common Stock) as set forth in the Series C Certificate of Designation. Any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% of the total number of shares of Common Stock then issued and outstanding provided that such increase in percentage shall not be effective until sixty-one days after notice to us.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, holders of Series C Preferred Stock are entitled to receive the same amount as a holder of Common Stock.

Voting Rights

The holders of shares of the Series C Preferred Stock generally will have no voting rights, except as required by law, and except that the consent of the majority of holders of the outstanding Series C Preferred Stock would be required to: (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend the Series C Certificate of Designation, (ii) amend the Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of the holders of the Series C Preferred Stock, (iii) increase the number of authorized shares of Series C Preferred Stock, and (iv) enter into any agreement with respect to any of the foregoing.

Dividends

The Holders of the Series C Preferred Stock will be entitled to receive, and the Company will be required to pay, dividends on shares of the Series C Preferred Stock equal (on an as if converted to Common Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock. The Series C Preferred Stock will not be entitled to any other dividends.

Dilution Protection

In the event the Company, at any time after the 2022 Private Placement Closing Date and while at least one share of Series C Preferred Stock is outstanding: (i) pays a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of the Series C Preferred Stock or payment of a dividend on the Series C Preferred Stock); (ii) subdivides outstanding shares of Common Stock into a larger number of shares; (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (iv) issues by reclassification of shares of Common Stock any shares of capital stock of the Company, then in each case the conversion price of the Series C Preferred Stock will be adjusted as provided in the Series C Certificate of Designation. Any adjustment made pursuant to the Series C Certificate of Designation will become effective immediately after the effective date of the applicable event described in subsections (i) through (iv) above. In addition, if the Company at any time while the Series C Preferred Stock is outstanding, but prior to the Ratchet Termination Date (as defined in the Series C Certificate of Designation) sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock or any securities of the Company or any of its subsidiaries that would entitle the holder thereof to acquire Common Stock at an effective price per share that is lower than the then conversion price of the Series C Preferred Stock, then the conversion price of the Series C Preferred Stock will be reduced to such lower price, which is referred to as a “full-ratchet” anti-dilution protection. This full-ratchet anti-dilution protection is subject to termination as provided in the Series C Certificate of Designation upon the earlier of: (a) the Common Stock achieving an average trading price of 250% of the conversion price during any 10 days during a 30-consecutive trading day period and (b) 75% of the Series C Preferred Stock issued on the original issue date has been converted. The holders of Series C Preferred Stock will not have any preemptive rights as a result of their ownership of Series C Preferred Stock.

Redemption

We are not obligated to redeem or repurchase any shares of Series C Preferred Stock. Shares of Series C Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

Listing

There is no established public trading market for the Series C Preferred Stock, and the Series C Preferred Stock has not been listed on any national securities exchange or trading system.

Fundamental Transactions

If, at any time that shares of Series C Preferred Stock were outstanding, we effected a merger, a sale of substantially all assets or engage in another type of change of control transaction, as described in the Series C Certificate of Designation and referred to as a “Fundamental Transaction”, then a holder of Series C Preferred Stock would have the right to receive, upon any subsequent conversion of a share of Series C Preferred Stock (in lieu of shares of Common Stock) for each issuable conversion share, the same kind and amount of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such fundamental transaction if such holder had been, immediately prior to such fundamental transaction, the holder of Common Stock. In connection with a Fundamental Transaction, the holders of Series C Preferred Stock may instead receive in exchange for their shares of Series C Preferred Stock a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Series C Preferred Stock, which is convertible for a corresponding number of shares of capital stock of such successor entity equivalent to the shares of Common Stock upon conversion of the Series C Preferred Stock and with a conversion price consistent with the conversion price of the Series C Preferred Stock then currently in effect. If we are not the surviving entity in any such fundamental transaction, then it shall cause any successor entity to assume in writing all of the obligations of the Company under the Series C Certificate of Designation, the 2022 Securities Purchase Agreement and the 2022 Registration Rights Agreement in accordance with the provisions of the Series C Certificate of Designation.

2022 Registration Rights Agreement

In connection with the 2022 Private Placement, the Company entered into the 2022 Registration Rights Agreement pursuant to which the Company was required to file this initial registration statement with the SEC covering the resale of the Shares being registered by this prospectus by no later than December 10, 2022, and to use best efforts to have this registration statement declared effective as promptly as possible after the filing. The 2022 Registration Rights Agreement provides for payment of liquidated damages to the Selling Stockholders, who are a party to the agreement, in the event we are not able to perform our obligations with respect to registering the Common Stock. In addition, pursuant to the 2022 Registration Rights Agreement, we also agreed, among other things, to indemnify the Selling Stockholders, their officers, directors, members, employees and agents, successors and assigns under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the Selling Stockholder(s), and any underwriting discounts and selling commissions) incident to our obligations under the 2022 Registration Rights Agreement. For additional information regarding the 2022 Registration Rights Agreement, see a copy of the 2022 Registration Rights Agreement, which was filed as Exhibit 10.4 to our Current Report on Form 8-K filed with the SEC on September 13, 2022, and which is incorporated into this prospectus by reference.

Common Stock Warrants

2022 Warrants issued in the 2022 Private Placement

The 2022 Warrants were issued together with the Series C Preferred Stock in the 2022 Private Placement. The 2022 Warrants are exercisable into an aggregate of 1,031,752 shares of Common Stock at an exercise price of $6.30 per share, subject to customary anti-dilution adjustments as provided in the 2022 Warrants. All of the 2022 Warrants are currently exercisable with the Short-Term Warrants expiring on May 20, 2024 and the Long-Term Warrants expiring on November 20, 2028. The 2022 Warrants include a provision that limits a holder’s ability to exercise their 2022 Warrant to the extent that, after giving effect to such exercise, the holder of such Warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own Common Stock in excess of the Beneficial Ownership Limitation (or 4.99% or 9.99% of the outstanding Common Stock) as set forth in the 2022 Warrants. Any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% of the total number of shares of Common Stock then issued and outstanding provided that such increase in percentage shall not be effective until sixty-one days after notice to us. The 2022 Warrants do not have any preemptive rights or a preference upon any liquidation, dissolution or winding-up of NovaBay. For additional information about the terms of the Long-Term Warrants and the Short-Term Warrants that we issued in the 2022 Private Placement are filed as Exhibits 4.5 and 4.6, respectively, to our Current Report on Form 8-K filed with the SEC on September 13, 2022, and which are incorporated into this prospectus by reference.

Other Outstanding Warrants

As of December 7, 2022, we had outstanding Common Stock purchase warrants (including the 2022 Warrants separately described above) to purchase an aggregate of 2,305,519 shares of Common Stock at a weighted average exercise price of $7.70 per share. All such outstanding Common Stock purchase warrants are currently exercisable, except for certain Common Stock purchase warrants to purchase an aggregate of 1,208,579 shares of Common Stock that will be exercisable as of March 9, 2023.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

Our Certificate of Incorporation provides that the Board of Directors is divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because holders of Common Stock do not have cumulative voting rights in the election of directors, stockholders holding a majority of the shares of Common Stock outstanding are able to elect all of our directors. The Board of Directors is able to elect a director to fill a vacancy created by the expansion of the Board of Directors or due to the resignation or departure of an existing board member. Our Certificate of Incorporation and Bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent, and that only the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders. In addition, our Bylaws include a requirement for the advance notice of nominations for election to the Board of Directors or for proposing matters that can be acted upon at a stockholders’ meeting. Our Certificate of Incorporation provides for the ability of the Board of Directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the Board of Directors, which rights could be senior to those of our Common Stock. The Certificate of Incorporation and Bylaws also provide that approval of at least 66-2/3% of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal the Bylaws, or repeal the provisions of our Certificate of Incorporation regarding the election of directors and the inability of stockholders to take action by written consent in lieu of a meeting.

The foregoing provisions make it difficult for holders of Common Stock to replace the Board of Directors. In addition, the authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of NovaBay.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

●	the transaction is approved by the Board of Directors prior to the time that the interested stockholder became an interested stockholder;

●

upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

●

at or subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Transfer Agent and Registrar

Computershare Shareholder Services, Inc., located in Providence, Rhode Island, Providence County, is the transfer agent and registrar for our Common Stock and preferred stock in the United States and Computershare Investor Services, Inc., located in Toronto, Ontario, Canada, is the co-transfer agent and registrar for our Common Stock in Canada.

Listing on the NYSE American

Our Common Stock is listed on the NYSE American under the symbol “NBY.”

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the Selling Stockholders in this prospectus are those issuable to the Selling Stockholders upon the conversion of the Series C Preferred Stock and the exercise of the 2022 Warrants that we issued in the 2022 Private Placement, which is described in this prospectus and documents incorporated by reference into this prospectus. The table below lists the Selling Stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of the shares of Common Stock by each of the Selling Stockholders. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days.

The shares of Series C Preferred Stock held by the Selling Stockholders are all convertible into shares of Common Stock and the 2022 Warrants held by the Selling Stockholders are all exercisable into shares of Common Stock. Under the terms of the Series C Preferred Stock, as set forth in the Series C Certificate of Designation, and the 2022 Warrants, a Selling Stockholder may not convert their shares of Series C Preferred Stock or exercise their 2022 Warrants to the extent such conversion or exercise would cause such Selling Stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock, which would exceed 4.99% or 9.99%, as applicable upon such Selling Stockholder’s election, of our then outstanding Common Stock following such conversion or exercise, excluding for purposes of such determination shares of Common Stock issuable upon conversion of such Series C Preferred Stock which have not been converted and unexercised warrants.

In accordance with the terms of the 2022 Registration Rights Agreement with the Selling Stockholders, this prospectus generally covers the resale of the sum of the number of shares of Common Stock initially issuable to the Selling Stockholders upon conversion of the Series C Preferred Stock and the exercise of the 2022 Warrants and based on the assumption that all of the shares of Series C Preferred Stock are converted and all of the 2022 Warrants are exercised in full, without regard to any limitations on conversion and/or exercise contained in the 2022 Warrants as of December 7, 2022. Because the conversion price of the Series C Preferred Stock and the exercise price of the underlying shares of the 2022 Warrants may be adjusted, as the case may be, upon the occurrence of certain other events, the number of shares of Common Stock that will actually be issued upon conversion of the Series C Preferred Stock and/or exercise of the 2022 Warrants in the future may be more or less than the number of shares being offered by this prospectus.

The name of each Selling Stockholder is set forth in the first column in the table below. The second column of the table lists of the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of Common Stock, as of December 7, 2022, which assumes the full conversion of the Series B Preferred Stock and Series C Preferred Stock and/or exercise and the 2022 Warrants that are held by the Selling Stockholder on that date, without regard to any applicable ownership limitations on the conversion and/or exercise of such securities. The third column lists the shares of Common Stock being offered by this prospectus by the Selling Stockholders. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus, but does not assume the sale of any other securities that the Selling Stockholders beneficially owns.

Percentage ownership is based on 1,876,444 shares of Common Stock outstanding as of December 7, 2022. The Selling Stockholders may sell all, some or none of their Shares in this offering that are received upon conversion of their Series C Preferred Stock and exercise of their 2022 Warrants. For additional information, see the section entitled “Plan of Distribution.” This information in the table and the footnotes is based upon our review of public filings, our stockholder, option holder and warrant holder registers and information furnished to us by the Selling Stockholders. Based on this information, we believe that none of the Selling Stockholders are broker-dealers or affiliates of broker-dealers.

			Shares of Common Stock Owned After this Offering(2)(3)
Name of Selling Stockholder	Shares of Common Stock Owned Prior to this Offering(1)	Shares of Common Stock Being Offered by this Prospectus(2)	Number	Percentage
Armistice Capital Master Fund Ltd.(4)	952,922	952,922	—	—
Bigger Capital Fund, LP(5)	577,232	238,232	339,000	14.9%
District 2 Capital Fund LP(6)	458,116	119,116	339,000	15.7%
FGP Protective Opportunity Master Fund SP(7)	480,833	238,232	242,601	11.6%
Total Number of Shares	2,119,102	1,548,502	570,600

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Includes 100% of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and the Series C Preferred Stock at the current conversion price and the exercise of the 2022 Warrants as well as any other shares of Common Stock held as of December 7, 2022. The shares of Common Stock listed for the Selling Stockholders in this table do not include the shares of Common Stock issuable upon exercise of the 2021 Amended Warrants or New Reprice Warrants held by the Selling Stockholders, which are not currently exercisable until March 9, 2023.

(2)

This column represents the maximum number of shares of Common Stock that may be issued to each Selling Stockholder upon conversion of the Series C Preferred Stock and exercise of the 2022 Warrants and are being offered by the Selling Stockholders in this prospectus. Pursuant to the Series C Certificate of Designation and each of the 2022 Warrants, a Selling Stockholder may not convert its Series C Preferred Stock or exercise its 2022 Warrants for shares of Common Stock if as a result of such exercise such Selling Stockholder, its affiliates and any other person whose beneficial ownership of shares of Common Stock would be aggregated with the Selling Stockholder’s for purposes of Section 13(d) of the Exchange Act, would beneficially own more than 4.99% of our Common Stock (or 9.99% if such Selling Stockholder elected for this limitation to apply or provided not less than 61 days’ prior notice to us of an increase to 9.99%).

(3)

Assumes, for each Selling Stockholder, the conversion in full of all shares of Series B Preferred Stock and Series C Preferred Stock held by such Selling Stockholder and the exercise of all 2022 Warrants and the sale of all Shares offered by this prospectus.

(4)	Armistice Capital Master Fund Ltd.’s ownership as of December 7, 2022 includes an aggregate of: (1) 318,000 shares of Common Stock issuable upon conversion of its 2,000 shares of Series C Preferred Stock; and (2) 634,922 shares of Common Stock underlying its 2022 Warrants. Armistice Capital Master Fund Ltd. shares such voting and dispositive power with Armistice Capital, LLC and Steven Boyd, both with the following address: 510 Madison Avenue, 7th Floor, New York, New York 10022. The reported share ownership does not include the 60,000 shares of Common Stock underlying the New Reprice Warrants owned by Armistice Capital Master Fund Ltd., as these warrants are not currently exercisable.

(5)	Bigger Capital Fund, LP’s ownership as of December 7, 2022 includes an aggregate of: (1) 159,000 shares of Common Stock issuable upon conversion of its 1,000 shares of Series B Preferred Stock; (2) 79,500 shares of Common Stock issuable upon conversion of its 500 shares of Series C Preferred Stock; (3) 158,732 shares of Common Stock underlying its 2022 Warrants; and (4) 175,000 shares of Common Stock. Bigger Capital, LLC is the investment manager of Bigger Capital Fund, LP. Mr. Michael Bigger is a managing partner of Bigger Capital GP, LLC, which is the general partner of Bigger Capital Fund, LP, and has sole voting and investment power over the Company’s securities. Bigger Capital GP, LLC and Mr. Bigger may deemed to beneficially own the shares beneficially held by Bigger Capital Fund, LP. The reported share ownership does not include the 53,572 shares of Common Stock underlying the 2021 Amended Warrants or the 17,858 shares of Common Stock underlying the New Reprice Warrants owned by Bigger Capital Fund, LP, as these warrants are not currently exercisable.

(6)	District 2 Capital Fund LP's (“District 2 CF”) ownership as of December 7, 2022 includes an aggregate of: (1) 159,000 shares of Common Stock issuable upon conversion of its 1,000 shares of Series B Preferred Stock; (2) 39,750 shares of Common Stock issuable upon conversion of its 250 shares of Series C Preferred Stock; (3) 79,366 shares of Common Stock underlying its 2022 Warrants; and (4) 175,000 shares of Common Stock. Bigger Capital Fund GP, LLC (“Bigger GP”) is a general partner of Bigger Capital Fund, LP (“Bigger Capital”) and District 2 Capital LP (“District 2”) is the investment manager of District 2 CF. Michael Bigger is the managing member of Bigger GP and District and District 2 Holdings LLC (“District 2 Holdings”), which is the managing member of District 2 GP LLC (“District 2 GP”), the general partner of District 2 CF. Therefore, Mr. Bigger, District 2, District 2 Holdings and District 2 CF may be deemed to be the beneficial owner, and have the shared power to dispose of or direct the disposition, of the shares reported as beneficially owned by District 2 CF and Mr. Bigger and Bigger GP may be deemed to be the beneficial owner, and have the shared power to dispose of or direct the disposition, of the shares reported as beneficially owned by Bigger Capital and District 2 CF. The reported share ownership does not include the 53,572 shares of Common Stock underlying the 2021 Amended Warrant or the 17,858 shares of Common Stock underlying the New Reprice Warrants owned by District 2 CF, as these warrants are not currently exercisable.

(7)	FGP Protective Opportunity Master Fund SP’s ownership as of December 7, 2022 includes an aggregate of: (1) 222,600 shares of Common Stock issuable upon conversion of its 1,400 shares of Series B Preferred Stock, (2) 79,500 shares of Common Stock issuable upon conversion of its 500 shares of Series C Preferred Stock, (3) 158,732 shares of Common Stock underlying its 2022 Warrants, and (4) 20,001 shares of Common Stock. FGP Protective Opportunity Master Fund SP is a segregated portfolio of FGP Protective Opportunity Master Fund SPC. The principal of FGP Protective Opportunity Master Fund SP is Gregory Pepin. Gregory Pepin has the voting and dispositive power with respect to the securities. The reported share ownership does not include the 80,358 shares of Common Stock underlying the 2021 Amended Warrant or the 26,786 shares of Common Stock underlying the New Reprice Warrant owned by FGP Protective Opportunity Master Fund SP, as these warrants are not currently exercisable.

Relationships with the Selling Stockholders

Based upon information provided by the Selling Stockholders, except as set forth below, none of the Selling Stockholders nor any of their affiliates, officers, directors or principal equity holders has had any positions or office or has had any material relationship with us within the past three years.

●	Each of the Selling Stockholders owns Common Stock warrants and participated in the 2022 Warrant Reprice Transaction.

●

Bigger Capital Fund, LP, District 2 Capital Fund LP, and FGP Protective Opportunity Master Fund SP participated in the 2021 Private Placement and own shares of Series B Preferred Stock as well as 2021 Amended Warrants and New Reprice Warrants.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of shares of Common Stock covered by this prospectus on the NYSE American or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales, to the extent permitted by law;

●	through the writing or settlement of options or other hedging transactions, whether through an option exchange or otherwise;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect and (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the securities offered hereby will be passed upon by our counsel, Squire Patton Boggs (US) LLP, Washington, DC.

EXPERTS

The consolidated financial statements of NovaBay Pharmaceuticals, Inc. as of December 31, 2021 and for the year then ended, incorporated by reference in this prospectus, have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of NovaBay Pharmaceuticals, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, appearing in its Annual Report on Form 10-K for the year ended December 31, 2021 have been audited by OUM & Co. LLP, an independent registered public accounting firm, as set forth in their report thereon, incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the Shares of Common Stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these filings available on our website http://www.novabay.com/investors/sec-filings. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock. You can also review these documents on the SEC’s website, as described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

You should consider the incorporated information as if we reproduced it in this prospectus. The SEC allows us to “incorporate by reference” the information we file with the SEC into this prospectus. This permits us to disclose important information to you by referring you to other documents that we filed separately with the SEC. Any information referred to in this way is considered part of this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities we may offer pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. We incorporate by reference the following documents that have been filed with the SEC:

●	our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 29, 2022;

●

our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022, June 30, 2022, and September 30, 2022, as filed with the SEC on May 12, 2022, August 11, 2022, and November 14, 2022, respectively;

●

our Current Reports on Form 8-K, as filed with the SEC on January 4, 2022, January 5, 2022, January 20, 2022, January 28, 2022, February 1, 2022, May 13, 2022, September 13, 2022, October 7, 2022, November 14, 2022, and November 18, 2022, respectively;

●	our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 30, 2022 and our Definitive Proxy Statement on Schedule 14A filed with the SEC on September 30, 2022; and

●

the description of our Common Stock in our registration statement on Form 8-A, as filed with the SEC on August 29, 2007, as updated by our Current Report on Form 8-K filed with the SEC on June 29, 2010, and including any amendments or reports filed for the purposes of updating this description, including Exhibit 4.1 or our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 29, 2022.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus modifies or replaces such information. We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securities made by this prospectus, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

Notwithstanding the foregoing, unless specifically stated to the contrary, information that we furnish (and that is not deemed “filed” with the SEC) under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

We will provide, upon written or oral request, without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information incorporated herein by reference (exclusive of exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request in writing or orally a copy of these filings, at no cost, by writing or telephoning us at the following address:

NovaBay Pharmaceuticals, Inc.

2000 Powell Street, Suite 1550

Emeryville, California 94608

(510) 899-8800

Attention: Corporate Secretary

1,548,502 Shares

of

Common Stock

PROSPECTUS

December 15, 2022